787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

February 18, 2015

VIA EDGAR

John Ganley

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Multi-State Municipal Series Trust

Post-Effective Amendment No. 73 under the Securities Act of 1933 and Amendment No. 292 under the Investment Company Act of 1940 to Registration Statement on Form N-1A

(File Nos. 2-99473 and 811-04375)

Dear Mr. Ganley:

On behalf of BlackRock Multi-State Municipal Series Trust (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned by telephone on February 3, 2015 regarding Post-Effective Amendment No. 73 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 292 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on December 19, 2014, with respect to the BlackRock New York Municipal Opportunities Fund, a series of the Registrant (the “Fund”).

The Staff’s comments, which are set forth below in italicized text, have been summarized to the best of our understanding. We have discussed the Staff’s comments with representatives of the Registrant. The Registrant’s responses to the Staff’s comments are set out immediately under the restated comment. Post-Effective Amendment No. 74 to the Registration Statement (the “Amendment”), which is being filed concurrently with this letter, reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement and relate solely to the Fund.

NEW YORK    WASHINGTON, DC    PARIS     LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

February 18, 2015

Comment No. 1: Please confirm that for purposes of the fee table example the Fund will use net expenses in its calculation only for the time periods that the fee waiver arrangement is in effect.

Response: The Registrant confirms that net expenses will be used to calculate the fee table example only for the period in which the fee waiver is in effect.

Comment No. 2: Please confirm whether the Fund’s policy to invest at least 80% of its assets in investment grade New York municipal bonds is a fundamental investment policy.

Response: The Registrant confirms that the Fund’s policy to invest, under normal circumstances, at least 80% of its assets in investment grade New York municipal bonds is a fundamental investment policy.

Comment No. 3: In light of the July 30, 2010 letter from Barry Miller, Associate Director of the Commission’s Office of Legal and Disclosure, to the Investment Company Institute, the Fund should review its derivative disclosure to assess the accuracy and completeness of the disclosure, including whether the disclosure is presented in an understandable manner using plain English, to ensure that the disclosure related to derivatives is tailored specifically to how the Fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. Additionally, the disclosure concerning the principal risks of the Fund should similarly be tailored to the types of derivatives used by the Fund, the extent of their use, and the purpose for using derivative transactions. Generic disclosure, either brief or overly detailed should be avoided.

Response: The Registrant has reviewed the disclosure contained in the Fund’s prospectus regarding the Fund’s proposed use of derivative instruments and the related risks and believes that such disclosure is accurate and complete and presented in an understandable manner.

Comment No. 4: Please explain how the Fund calculates asset coverage for derivatives, including for credit default swaps, if such instruments will be utilized by the Fund. (See generally Release No. IC-10666, April 18, 1979).

Response: As currently disclosed, the Fund intends to use certain derivative instruments, including credit default swaps, as set forth in the prospectus. The Fund intends to calculate asset coverage for derivatives using either the mark to market value, the notional value or the fair value determined by the Fund’s investment adviser in accordance with procedures approved by the Fund’s Board of Trustees. The Fund will maintain an appropriate amount of asset coverage and acknowledges that the Commission may, in the future, issue additional guidance regarding credit default swaps, and such guidance may impact the asset coverage requirements and could adversely affect the Fund’s use of such instruments and derivatives in general.

Comment No. 5: Please confirm to us that if the Fund sells credit default swaps, it will segregate the full notional value of the swap agreement.

February 18, 2015

Response: If the Fund writes (sells) a credit default swap, then the Fund will, during the term of the swap agreement, cover the full amount owed to the counterparty under the swap agreement upon the occurrence of a credit default event, as defined under the terms of the particular swap agreement.

Comment No. 6: How will derivatives be valued for purposes of calculating the Fund’s management fee (i.e., market value or notional value)?

Response: For purposes of calculating the Fund’s average daily net assets, on which BlackRock charges its management fee, the Fund will value derivatives using their fair market value, which will either be the mark to market value or the fair value as determined by the Fund’s investment adviser in accordance with procedures approved by the Fund’s Board of Trustees, and not their notional value.

Comment No. 7: The following disclosure is currently included in the section of the Fund’s prospectus entitled “Principal Investment Strategies of the Fund”: “If the Fund invests in a TOB Trust on a recourse basis it will bear the risk of loss with respect to any liquidation of the TOB Trust.” Please move this sentence to the risk factor relating to tender option bonds or delete the sentence if it is already addressed in the risk factor.

Response: As requested, the above-referenced sentence has been moved to the risk factor entitled “Tender Option Bonds and Related Securities Risk.”

Comment No. 8: Please consider revising the risk factors set forth in the Fund’s summary prospectus to make them shorter and easier to read. In particular, please consider whether the “Derivatives Risk” risk factor could be shortened or broken into shorter paragraphs to make it more readable, as required by the Plain English rules.

Response: The Registrant has reviewed the risk factors set forth in the Fund’s summary prospectus and believes that the risk factors are stated in a concise manner and provide material information relating to principal risks of investing in the Fund. The Registrant therefore respectfully declines to make the suggested change.

Comment No. 9: Please consider removing disclosure in the risk factors that is not applicable to the Fund: for example, the reference to mortgage-backed securities and the discussion of U.S. Government securities in “Interest Rate Risk” under the “Debt Securities Risk” risk factor.

Response: As requested, the above-referenced risk factor has been revised to remove the sentence discussing mortgage-backed securities, since these securities are not part of the Fund’s principal investment strategies. The Registrant respectfully declines to remove references to U.S. government securities from the risk factor, given that such securities are included in the Fund’s principal investment strategies, as discussed in response to Comment 11, below.

Comment No. 10: Please confirm that the risk factor in the Fund’s prospectus entitled “Municipal Securities Concentration Risk” is not intended to permit the Fund to make investments in violation of its fundamental investment restriction relating to concentration.

February 18, 2015

Response: The Registrant confirms that the Fund will not concentrate (i.e., invest more than 25% of its assets, taken at market value at the time of each investment) in the securities of issuers in any particular industry (excluding the U.S. Government and its agencies and instrumentalities). The Registrant notes, however, that for purposes of this concentration policy, states, municipalities and their political subdivisions are not considered part of any “industry.” Therefore, the Fund may invest more than 25% of its assets in securities issued by states, municipalities and their political subdivisions. These types of securities may include municipal securities that pay interest from the revenues of similar projects. In accordance with the SEC guidance set forth in former Guide 19 to Form N-1A, the Fund’s risk factor entitled “Municipal Securities Concentration Risk” discloses that the Fund may invest a substantial amount of its assets in such municipal securities and that if the Fund concentrates its investments in such municipal securities, it assumes the legal and economic risks relating to such projects, which may have a significant impact on the Fund’s investment performance.

Comment No. 11: The Fund’s prospectus currently includes “U.S. Government Obligations Risk” as a principal risk factor. To the extent that the Fund’s investments in U.S. Government obligations are not expected to rise to the level of a principal strategy, please consider whether it is appropriate to include “U.S. Government Obligations Risk” as a principal risk factor of the Fund.

Response: As indicated in the section of the Fund’s prospectus entitled “Principal Investment Strategies of the Fund,” the Fund may invest up to 20% of its assets in securities other than New York municipal bonds, such as U.S. Treasury and Government agency issues. The Registrant therefore believes that it is appropriate to include “U.S. Government Obligations Risk” as a principal risk of investing in the Fund.

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The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Registrant’s documents.

Please do not hesitate to contact me at (212) 728-8813 if you have comments or if you require additional information regarding the Registrant.

Respectfully submitted,

/s/ Diana N. Huffman
Diana N. Huffman

cc:	Ben Archibald, Esq.

Ariana Cooper, Esq.